Exhibit 99.1

MULTIMEDIA GAMES
206 Wild Basin Road South	Building B, 4th Floor	Austin, TX 78746
Telephone 512.334.7500	Fax 512.334.7695	www.mm-games.com

December 26, 2008

Dolphin Limited Partnership III, L.P.
156 W 56th Street
Suite 1203
New York, New York 10019
Attn:  Mr. Justin Orlando
           Vice President and Managing Director

Dear Mr. Orlando:

This letter is to confirm that the Nominating and Governance Committee of the Board of Directors (the “Board”) of Multimedia Games, Inc. (“MGAM” or the “Company”) has resolved to include your name with the Company’s slate of nominees for the Company’s Board of Directors at the Company’s upcoming annual meeting of stockholders, and to support your candidacy to the same extent as the candidacies of the other Company nominees.  The Company’s Board of Directors has also unanimously approved this recommendation.  The Company intends to hold its annual meeting on or about April 6th or 7th, 2009, and looks forward to your joining the Board at that time.

We would also like to invite you to attend our regularly scheduled meeting of the Board of Directors to be held telephonically on January 8th.  We would ask that you and Dolphin Limited Partnership III, L.P. sign a standard confidentiality agreement in connection with your attendance at that meeting.  Our counsel will provide a form to your counsel to review.

We look forward to your joining the board and working with you to build value for our stockholders.

Very truly yours,

By:	/s/ Mike Maples
Mike Maples, Chairman of the Board